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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Accesspoint Corporation
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                               (Name of Issuer)

                    Common Stock, $.001 par value per share
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                        (Title of Class of Securities)

                                   00432T104
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                                 (CUSIP Number)

                               Tom M. Djokovich
                               38 Executive Park
                                   Suite 305
                            Irvine, California 92614
                                (949) 852-8526
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 12, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 00432T104
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Tom M. Djokovich
           Tamara A. Djokovich
           James W. Bentley
           MaryAnn Bentley
           Bentley Family Trust, Dated June 20, 1995
           Bentley Trust "C"

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      SC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        Tom M. Djokovich:      7,386,613
                        Tamara A. Djokovich:   0
                        James W. Bentley:      0
                        MaryAnn Bentley:       46,220
                        Bentley Family Trust,
                         Dated June 20, 1995:  2,439,620
                        Bentley Trust "C":     92,440
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Tom M. Djokovich:      7,386,613
    WITH                Tamara A. Djokovich:   0
                        James W. Bentley:      0
                        MaryAnn Bentley:       46,220
                        Bentley Family Trust,
                         Dated June 20, 1995:  2,439,620
                        Bentley Trust "C":     92,440

                        ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

         Tom M. Djokovich:      9,500,406
         Tamara A. Djokovich:   9,500,406
         James W. Bentley:      3,572,005
         MaryAnn Bentley:       3,572,005
         Bentley Family Trust,
          Dated June 20, 1995:  3,572,005
         Bentley Trust "C":     3,572,005

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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Tom M. Djokovich:      63.5%
         Tamara A. Djokovich:   63.5%
         James W. Bentley:      23.9%
         MaryAnn Bentley:       23.9%
         Bentley Family Trust,
          Dated June 20, 1995:  23.9%
         Bentley Trust "C":     23.9%

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14    TYPE OF REPORTING PERSON*

         Tom M. Djokovich:      IN
         Tamara A. Djokovich:   IN
         James W. Bentley:      IN
         MaryAnn Bentley:       IN
         Bentley Family Trust,
          Dated June 20, 1995:  OO
         Bentley Trust "C":     OO


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 00432T104

                                  SCHEDULE 13D
Item 1. Security and Issuer

         Common Stock, $.001 par value per share

         Accesspoint Corporation
         38 Executive Park
         Suite 350
         Irvine, California 92614

     Item 2. Identity and Background.

     (a) Tom M. Djokovich
         Tamara A. Djokovich
         James W. Bentley
         MaryAnn Bentley
         Bentley Family Trust,
          Dated June 20, 1995
         Bentley Trust "C"

Tom M. Djokovich and Tamara A. Djokovich are married and report as spouses.

James W. Bentley and MaryAnn Bentley are married and report as spouses.

James W. Bentley is a trustee of the Bentley Family Trust,
Dated June 20, 1995 and of the Bentley Trust "C."

MaryAnn Bentley is a trustee of the Bentley Family Trust, Dated June 20, 1995.

     (b) Tom M. Djokovich
         38 Executive Park
         Suite 350
         Irvine, California 92614

         Tamara A. Djokovich
         38 Executive Park
         Suite 350
         Irvine, California 92614

         James W. Bentley
         38 Executive Park
         Suite 350
         Irvine, California 92614

         MaryAnn Bentley
         38 Executive Park
         Suite 350
         Irvine, California 92614

         Bentley Family Trust,
          Dated June 20, 1995
         26482 Valpariso
         Mission Viejo, CA 92691

         Bentley Trust "C"
         5101 Blackpool Rd.
         Westminster, CA 92683

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     (c) Tom M. Djokovich is the Chief Executive Officer of Accesspoint
Corporation. The principal business address of Accesspoint Corporation is 38 Executive Park, Suite 350, Irvine, California 92614.

         Tamara A. Djokovich is an attorney employed by the City of Santa Ana. The principal business address of the City of Santa Ana is, 20 Civic Center Plaza, Santa Ana, California 92702.

         James W. Bentley is President of Accesspoint Corporation, 38 Executive Park, Suite 350, Irvine, California 92614. Mr. Bentley is also Chairman of and employed by Bentley Simonson, an independent oil and gas production and exploration company. The principal business address of Bentley Simonson is 1437 S. Victoria Avenue, Suite F382, Ventura, California 93003.

         MaryAnn Bentley is Vice President and Operations Manager of Accesspoint Corporation. The principal business address of Accesspoint Corporation is, 38 Executive Park, Suite 350, Irvine, California 92614.

         Bentley Family Trust, Dated June 20, 1995, is a trust Benefiting certain members of the Bentley family. The principal business address of the trust is, 26482 Valpariso, Mission Viejo, CA 92691.

         Bentley Trust "C" is a trust Benefiting certain members of the Bentley family. The principal business address of the trust is, 5101 Blackpool Rd., Westminster, CA 92683.

     (d) No person or trust reporting hereunder was, during the last five years, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No person or trust reporting hereunder was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Tom M. Djokovich, Tamara A. Djokovich, James W. Bentley, and MaryAnn Bentley are citizens of the United States of America. The Bentley Family Trust, Dated June 20, 1995 and the Bentley Trust "C" are California trusts.

     Item 3. Source and Amount of Funds or Other Consideration.

     On April 12, 2000 Accesspoint Corporation acquired all of the outstanding common voting stock of J.S.J. Capital III, Inc. and J.S.J. Capital III, Inc. became the subsidiary of Accesspoint Corporation. Concurrent therewith, also on April 12, 2000, J.S.J. Capital III, Inc. and Accesspoint Corporation entered into a merger in which J.S.J. Capital III, Inc., as the wholly owned subsidiary of Accesspoint Corporation, was the disappearing entity and Accesspoint Corporation was the surviving entity. The persons reporting hereunder are Shareholders of Accesspoint Corporation who acquired their shares of Accesspoint Corporation from their own funds prior to the merger.

     Item 4. Purpose of Transaction.

     The persons and trusts reporting hereunder own the securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their positions in the Issuer.

     Other than as described above, no person or trust reporting hereunder has any plans or proposals which may result or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

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     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     (a)(b) James W. Bentley, MaryAnn Bentley, Bentley Family Trust, Dated June 20, 1995, and the Bentley Trust "C" may be deemed to beneficially own an aggregate of 3,572,005 shares of the Issuer's Common Stock, representing approximately 23.9% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include 46,220 shares of Common Stock held of record by MaryAnn Bentley, 2,439,620 shares of Common Stock held of record by the Bentley Family Trust, Dated June 20, 1995, and 92,440 shares of Common Stock held of record by the Bentley Trust "C" and 138,660 shares of Common Stock issuable upon the exercise of options at an exercise price of $0.32 per share held by Bentley Family Trust, Dated June 20, 1995, 277,320 shares of Common Stock issuable upon the exercise of options at an exercise price of $0.35 per share held by Bentley Family Trust, Dated June 20, 1995, 115,550 shares of Common Stock issuable upon the exercise of options at an exercise price of $0.50 per share held by Bentley Trust "C," and 462,195 shares of Common Stock issuable upon the exercise of options at an exercise price of $0.37 per share held by Bentley Trust "C."

     Tom M. Djokovich and Tamara A. Djokovich may be deemed to beneficially own an aggregate of 9,500,406 shares of the Issuer's Common Stock, representing approximately 63.5% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include 7,386,613 shares of Common Stock held of record by Tom M. Djokovich, and 231,100 shares of Common Stock issuable upon the exercise of options at an exercise price of $0.37 per share held by Tom
M. Djokovich, and 1,882,693 shares of Common Stock issuable upon the exercise of options at an exercise price of $0.35 per share held by Tom M. Djokovich.

     (c) Except with respect to the acquisition of shares and merger referred to in Item 3 above, there have been no other transactions in the Issuer's securities effected by any person or trust reporting hereunder during the preceding 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On April 12, 2000 Accesspoint Corporation acquired all of the outstanding common voting stock of J.S.J. Capital III, Inc. and J.S.J. Capital III, Inc. became the subsidiary of Accesspoint Corporation. Concurrent therewith, also on April 12, 2000, J.S.J. Capital III, Inc. and Accesspoint Corporation entered into a merger in which J.S.J. Capital III, Inc., as the wholly owned subsidiary of Accesspoint Corporation, was the disappearing entity and Accesspoint corporation was the surviving entity. The persons reporting hereunder are Shareholders of Accesspoint Corporation. A Share Acquisition Agreement, Agreement and Plan of Merger and Articles of Merger pertaining to the foregoing are attached to an 8K/A Report filed by Accesspoint Corporation after the merger.

     Item 7. Material to be Filed as Exhibits

     None.

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     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information as set forth in this statement is true, complete and correct.


Dated: May 23, 2000                                 /s/ TOM M. DJOKOVICH
                                                    -------------------------
                                                    Tom M. Djokovich



Dated: May 23, 2000                                 /s/ TAMARA A. DJOKOVICH
                                                    -------------------------
                                                    Tamara A. Djokovich



Dated: May 23, 2000                                 /s/ JAMES W. BENTLEY
                                                    -------------------------
                                                    James W. Bentley



Dated: May 23, 2000                                 /s/ JAMES W. BENTLEY
                                                    -------------------------
                                                    James W. Bentley, Trustee
                                                    Bentley Family Trust,
                                                    Dated June 20, 1995



Dated: May 23, 2000                                 /s/ JAMES W. BENTLEY
                                                    -------------------------
                                                    James W. Bentley, Trustee
                                                    Bentley Trust "C"




Dated: May 23, 2000                                 /s/ MARYANN BENTLEY
                                                    -------------------------
                                                    MaryAnn Bentley